File No._________________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


              EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DEL ESTE, S.A.
                        (Name of foreign utility company)


                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by Empresa Distribuidora de Electricidad del Este, S.A. ("EDE Este"), a company organized under the laws of the Dominican Republic and having its office at Pedro Henriquez Urena No. 157, Santo Domingo, Dominican Republic. EDE Este owns and operates an electricity ditribution system servicing 260,000 customers in the eastern region of the Dominican Republic.

         Compania Dominicana de Electricidad, S.A., an autonomous public serivce institution organized under the laws of the Dominican Republic is the owner of 50% of the equity of EDE Este. The AES Corporation, a Delaware corporation, through its subsidiary, AES Distribution Dominicana, Ltd., a Cayman Islands Corporation, is the owner of 49% of the Equity of EDE Este.

ITEM 2

         EDE Este has no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

EXHIBIT A

          Not Applicable.

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                             By:/s/William R. Luraschi
                                                -----------------------
                                                William R. Luraschi
                                                General Counsel
                                                The AES Corporation
                                                1001 N. 19th Street
                                                Arlington, Virginia  22209
                                                (703) 522-1315


Dated: June 2, 1999
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